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                                                                  EXHIBIT (A)(2)

                       UNITED INVESTORS INCOME PROPERTIES
                     C/O UNITED INVESTORS REAL ESTATE, INC.
                         55 Beattie Place, P.O. Box 1089
                        Greenville, South Carolina 29602

                               September 26, 2007

Dear Limited Partner:

     As you may be aware by now, MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Fund 4, LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 6, LLC; MPF Special Fund 8, LLC; MP Income Fund 12, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 24, LLC and MacKenzie Patterson Fuller, LP (collectively, the "MPF Group") initiated an unsolicited tender offer to buy units of limited partnership interest (the "Units") in United Investors Income Properties (the "Partnership") on September 13, 2007. The general partner of the Partnership, United Investors Real Estate, Inc., first became aware of the offer by the MPF Group on September 13, 2007.

     The Partnership, through its general partner, is required by the rules of the Securities and Exchange Commission (the "SEC") to make a recommendation regarding whether you should accept or reject such offer or to state that the Partnership is remaining neutral with respect to such offer. The general partner is of the opinion that secondary market sales information is not a reliable measure of value in this instance because of the limited number of reported trades and the Partnership has not recently conducted an analysis of the value of its Units. BECAUSE THE GENERAL PARTNER DOES NOT HAVE A RELIABLE INDICATOR OF THE FAIR VALUE OF THE UNITS, THE GENERAL PARTNER IS REMAINING NEUTRAL AND DOES NOT EXPRESS ANY OPINION WITH RESPECT TO THE MPF GROUP'S OFFER.

     We call your attention to the following considerations:

     - The MPF Group's offer price is $40.00 per Unit, which will be reduced by the amount of any distributions declared or made between September 13, 2007 and October 31, 2007, or such other date to which the MPF Group offer may be extended.

     - The MPF Group's offer is for all of the outstanding Units not already owned by the MPF Group. According to our records, the MPF Group directly owns no Units; however, affiliates of the MPF Group own 1,376 Units, or 2.25 percent of the total outstanding Units, as of September 18, 2007. The MPF Group may be affiliated with other limited partners of the Partnership whose Units are included in its statement of ownership. Any acquisition of Units by the MPF Group as a result of the MPF Group's offer may affect the outcome of Partnership decisions, in that the purchases may concentrate ownership of Units.

     - The MPF Group's offer states that you will have the right to withdraw Units tendered in the offer at any time until the expiration of the offer on October 31, 2007, or such other date to which the MPF Group's offer may be extended, or, if your Units have not been accepted for payment by November 12, 2007, you can withdraw them at any time after such time until your Units are accepted for payment.

     - The MPF Group does not indicate what its specific plans or proposals are regarding future tender offers. However, it states that it may consider future offers for the Units.

     - AIMCO Properties, L.P. and its affiliates ("AIMCO Properties"), which collectively hold 24,498 Units, or 40.12 percent of the total outstanding Units, do not intend to tender any of their Units in the MPF Group's offer.

     - The Partnership's current investment property consists of two properties: Bronson Place Apartments, a 70-unit apartment complex located in Mountlake Terrace, Washington, and Defoors Crossing Apartments, a 60-unit apartment complex located in Atlanta, Georgia. The general partner is currently reviewing Bronson Place Apartments for potential sale. However, Bronson Place Apartments is not

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          currently listed for sale or being marketed for sale, and no assurances can be given regarding the timing or amount of a sale, if at all.

     - In connection with the September 2007 refinancing of the first mortgage loan encumbering Bronson Place Apartments, the lender to the Partnership obtained an appraisal of the property. The Partnership is obtaining a copy of this appraisal report and will send this information to the limited partner if it is received in a timely manner.

     - Although no assurances can be given regarding the timing or amount of any transaction, if at all, the general partner continues to analyze strategic alternatives with regard to both of the Partnership's investment properties and the Partnership.

     - Since 2004, the Partnership has declared and made the following distributions to the limited partners:

   YEAR OF      DISTRIBUTION AMOUNT PER
DISTRIBUTION   LIMITED PARTNERSHIP UNIT             DISTRIBUTION TYPE
------------   ------------------------   --------------------------------------
    2004                $  9.38           Proceeds from Operations

    2005                $113.90           Proceeds from Operations ($6.16 per
                                          Unit); Proceeds from sale of Meadow
                                          Wood Apartments ($80.11 per Unit);
                                          Proceeds from refinancing of mortgage
                                          encumbering Bronson Place Apartments
                                          ($27.63 per Unit)

    2006                $  1.79           Proceeds from Operations

     - Since 2004, AIMCO Properties has purchased in private transactions 26 Units at a price of $242.05 per Unit in 2004 and 11 Units, 10 Units, 40 Units and 8 Units at prices of $95.71 per Unit, $120.00 per Unit, $62.42 per Unit and $13.94 per Unit, respectively, in 2005.

     - Set forth below is secondary sales information as reported by Direct Investments Spectrum (formerly known as The Partnership Spectrum) and the American Partnership Board, which are the only two independent sources from which we currently have information regarding secondary market sales. The gross sales prices reported by these services do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported price. We do not know whether the information compiled by these services is accurate or complete. Other sources, such as The Stanger Report, may contain prices for Units that equal or exceed the sales prices reported by Direct Investments Spectrum and the American Partnership Board

          - Set forth below are the high and low sales prices of Units during the years ended December 31, 2004, 2005 and 2006, and for 2007 (through May 31, 2007) as reported by Direct Investments Spectrum, an independent third-party source.

                                      HIGH      LOW
                                    -------   -------
Year Ended 2004:                    $130.00   $101.00
Year Ended 2005:                    $145.11   $100.00
Year Ended 2006:                    $ 60.00   $ 52.00
Year Ended 2007 (through May 31):   $ 55.00   $ 55.00


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          -    Set forth below are the high and low sales prices of Units during the years ended December 31, 2004, 2005 and 2006, and for 2007 (through August 31, 2007) as reported by the American Partnership Board, an independent third-party source.

                                         HIGH      LOW
                                       -------   -------
Year Ended 2004:                       $106.00   $102.75
Year Ended 2005:                       $145.11   $108.77
Year Ended 2006:                       $ 60.25   $ 60.25
Year Ended 2007 (through August 31):   $ 55.00   $ 55.00

     The general partner urges each investor to carefully consider the foregoing information before tendering his or her Units to the MPF Group.

     Each limited partner should make its own decision as to whether or not it should tender or refrain from tendering its Units in an offer in light of its unique circumstances including (i) its investment objectives, (ii) its financial circumstances including the tolerance for risk and need for liquidity, (iii) its views as to the Partnership's prospects and outlook, (iv) its own analysis and review of all publicly available information about the Partnership, (v) other financial opportunities available to it, (vi) its own tax position and tax consequences, and (vii) other factors that the holder of Units may deem relevant to its decision. Under any circumstances, limited partners should be aware that a sale of their interests in the Partnership will have tax consequences that could be adverse.

     PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF A SALE ON YOUR OWN PARTICULAR SITUATION AND THE EFFECT OF ANY NEGATIVE CAPITAL ACCOUNTS.

     If you would like to discuss your Partnership's performance in greater detail, please contact our Investor Relations Department at ISTC Corporation at
(864) 239-1029 or at P.O. Box 2347, Greenville, SC 29602. Please be advised that the information contained in this letter reflects the extent of our advice with respect to this offer.

                                        Sincerely,

                                        United Investors Real Estate, Inc.
                                        General Partner


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